UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Tableau Software, Inc.

(Name of Subject Company)

Sausalito Acquisition Corp.

(Offeror)

salesforce.com, inc.

(Parent of Offeror)

(Names of Filing Persons)

CLASS A COMMON STOCK, $0.0001 PAR VALUE

CLASS B COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

Class A Common Stock – 87336U105

Class B Common Stock – None

(CUSIP Number of Class of Securities)

Amy Weaver, Esq.

President, Legal and Corporate Affairs,

General Counsel and Secretary

Salesforce Tower

415 Mission Street, 3rd Floor

San Francisco, California 94105

(415) 901-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew J. Nussbaum, Esq.

Edward J. Lee, Esq.

Raaj S. Narayan, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,911,573,375	$1,928,482.69
*

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $164.60, the average of the high and low sales prices per share of Tableau Class A common stock on June 28, 2019, as reported by the New York Stock Exchange, and (ii) 96,668,125 (which represents the estimated maximum number of shares of Tableau Class A common stock and Tableau Class B common stock that may be exchanged in the offer and the subsequent merger described herein for the transaction consideration, including (x) shares underlying Tableau equity awards outstanding as of June 24, 2019, and (y) shares underlying Tableau equity awards that are expected to be granted between June 24, 2019 and the closing of the offer and the subsequent merger described herein in accordance with the merger agreement described herein). The Tableau Class B common stock is not publicly traded but converts, on a one-for-one basis, into Tableau Class A common stock at the election of the holder. Each share of Tableau Class B common stock validly tendered and not validly withdrawn pursuant to the offer described herein will automatically convert into one share of Tableau Class A common stock upon consummation of the offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001212 multiplied by the proposed maximum offering price.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,928,482.69	Filing Party: salesforce.com, inc.
Form or Registration No.: Form S-4	Date Filed: July 3, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is filed by salesforce.com, inc., a Delaware corporation (“Salesforce”), and Sausalito Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Salesforce (the “Offeror”). This Schedule TO relates to the offer by Offeror to exchange for each outstanding share of Class A common stock of Tableau Software, Inc., a Delaware corporation (“Tableau”), par value $0.0001 per share (“Tableau Class A common stock”), and Class B common stock of Tableau, par value $0.0001 per share (“Tableau Class B common stock,” and together with “Tableau Class A common stock,” “Tableau common stock” and such shares of Tableau common stock, “Tableau shares”), validly tendered and not validly withdrawn in the offer: 1.103 shares of Salesforce common stock, par value $0.001 per share (which we refer to as “Salesforce common stock” and such shares of Salesforce common stock, “Salesforce shares”), together with cash in lieu of any fractional shares of Salesforce common stock, without interest and subject to reduction for applicable withholding taxes (such consideration, the “Transaction Consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated July 3, 2019 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

Salesforce has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 dated July 3, 2019, relating to the offer and sale of shares of Salesforce common stock to be issued to holders of shares of Tableau common stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Salesforce or Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of June 9, 2019, by and among Salesforce, the Offeror and Tableau, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “Questions and Answers About the Offer and the Merger” is incorporated into this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Tableau Software, Inc., a Delaware corporation. Its principal executive office is located at 1621 North 34th Street, Seattle, Washington 98103, and its telephone number at such address is (206) 633-3400.

(b) As of June 24, 2019, there were (i) 77,003,759 shares of Tableau Class A common stock, par value $0.0001 per share, issued and outstanding and (ii) 87,372,720 shares of Tableau Class B common stock, par value $0.0001 per share, issued and outstanding.

(c) The information concerning the principal market in which the shares of Tableau Class A common stock are traded and certain high and low sales prices for the shares of Tableau Class A common stock in that principal market is set forth in “Comparative Market Price and Dividend Matters” in the Prospectus/Offer to Exchange and is incorporated into this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies—Salesforce” and “The Companies—The Offeror” is incorporated into this Schedule TO by reference.

(c) The information set forth in Annex C of the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Salesforce and the Offeror” is incorporated into this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Prospectus/Offer to Exchange is incorporated into this Schedule TO by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “The Offer—Background of the Offer and the Merger,” “The Offer—Salesforce’s Reasons for the Offer and the Merger,” “The Offer—Tableau’s Reasons for the Offer and the Merger; Recommendation of the Tableau Board of Directors,” “The Offer—Interests of Certain Persons in the Offer and the Merger,” “Merger Agreement,” “Other Transaction Agreements” and “The Offer—Certain Relationships with Tableau” is incorporated into this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1-7) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers about the Offer and the Merger,” “The Offer,” “Merger Agreement” and “Other Transaction Agreements” is incorporated into this Schedule TO by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The cash in lieu of any fractional Salesforce Shares will be paid from Salesforce’s cash on hand.

(b) The offer and merger are not subject to any financing conditions.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “The Offer—Background of the Offer and the Merger,” “The Offer—Salesforce’s Reasons for the Offer and the Merger,” “Merger Agreement” and “The Offer—Certain Relationships with Tableau” is incorporated into this Schedule TO by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer—Procedure for Tendering,” “The Offer—Exchange of Shares; Delivery of Salesforce Shares” and “The Offer—Fees and Expenses” is incorporated into this Schedule TO by reference.

Item 10.	Financial Statements.

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Historical Consolidated Financial Data of Salesforce,” “Selected Historical Consolidated Financial Data of Tableau” and “Where to Obtain More Information” is incorporated into this Schedule TO by reference.

(b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Unaudited Pro Forma Condensed Combined Financial Data,” “Comparative Per Share Data (Unaudited)” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated into this Schedule TO by reference.

Item 11.	Additional Information.

(a), (c) The information set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Salesforce’s Registration Statement on Form S-4 filed on July 3, 2019)

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Salesforce’s Registration Statement on Form S-4 filed on July 3, 2019)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Salesforce’s Registration Statement on Form S-4 filed on July 3, 2019)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Salesforce’s Registration Statement on Form S-4 filed on July 3, 2019)

(a)(5)(A)	Joint Press Release issued by Salesforce and Tableau, dated as of June 10, 2019 (incorporated by reference to Exhibit 99.1 to the Form 8-K/A filed by Salesforce on June 12, 2019)

(a)(5)(B)	Investor Presentation titled “Salesforce & Tableau Announcement of Definitive Agreement to Acquire Tableau,” dated as of June 10, 2019 (incorporated by reference to Exhibit 99.2 to the Form 8-K/A filed by Salesforce on June 12, 2019)

(a)(5)(C)	Certain communications by Salesforce in connection with the acquisition of Tableau by Salesforce, dated as of June 10, 2019 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on June 10, 2019)

(a)(5)(D)	Transcript of Investor Call held by Salesforce and Tableau to discuss the acquisition of Tableau by Salesforce, dated as of June 10, 2019 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on June 12, 2019)

(a)(5)(E)	Interview of Marc Benioff, Chief Executive Officer of Salesforce, on CNBC’s Mad Money, dated as of June 10, 2019 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on June 11, 2019)

(a)(5)(F)	Salesforce Distribution Team FAQ, dated as of June 13, 2019 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on June 13, 2019)

(a)(5)(G)	Chatter Post by Mike Rosenbaum, Executive Vice President, Product, of Salesforce, dated as of June 14, 2019 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on June 14, 2019)

(a)(5)(H)	Article by Kevin McLaughlin, dated as of June 19, 2019 (incorporated by reference to Salesforce’s filing pursuant to Rule 425 on June 20, 2019)

(a)(5)(I)	Form of Summary Advertisement*

(d)(1)	Agreement and Plan of Merger, dated as of June 9, 2019, by and among Salesforce, Tableau and the Offeror (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Salesforce on June 10, 2019)

(d)(2)	Letter Agreement, dated as of June 9, 2019, by and among Salesforce, the Offeror and Christian Chabot, Christopher Stolte and Patrick Hanrahan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Salesforce on June 10, 2019)

(d)(4)	Confidentiality Agreement, dated February 27, 2019, by and between Salesforce and Tableau (incorporated by reference to Exhibit 99.5 to Salesforce’s Registration Statement on Form S-4 filed on July 3, 2019)

(d)(5)	Exclusivity Agreement, dated as of May 18, 2019, by and between Salesforce and Tableau (incorporated by reference to Exhibit 99.6 to Salesforce’s Registration Statement on Form S-4 filed on July 3, 2019)

(d)(6)	Letter Amendment to Exclusivity Agreement, dated as of June 4, 2019, by and between Salesforce and Tableau (incorporated by reference to Exhibit 99.7 to Salesforce’s Registration Statement on Form S-4 filed on July 3, 2019)

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2019

SAUSALITO ACQUISITION CORP.

By:	/s/ Sarah Dods
Name:	Sarah Dods
Title:	President

SALESFORCE.COM, INC.

By:	/s/ Mark J. Hawkins
Name:	Mark J. Hawkins
Title:	Chief Financial Officer